                                                                    Exhibit 99.1


                                       FOR: BE SEMICONDUCTOR INDUSTRIES N.V.
                                            Marconilaan 4
                                            5151 DR Drunen
                                            The Netherlands


                                  PRESS RELEASE


   BE SEMICONDUCTOR INDUSTRIES REPORTS 2005 FOURTH QUARTER AND ANNUAL RESULTS
* Net sales of E 47.6 million, up 10.4% compared to the third quarter of 2005 *
 * Bookings of E 49.0 million, up 14.8% compared to the third quarter of 2005 *
 * Net income of E 2.6 million, or E 0.08 per share compared to net income of E 1.3 million, or E 0.04 per share, in the third quarter of 2005 *

Drunen, the Netherlands, February 7, 2006, BE Semiconductor Industries N.V. ("the Company" or "Besi") (Nasdaq: BESI; Euronext: BESI), a leading manufacturer of assembly equipment for the semiconductor industry, today announced its financial results for the fourth quarter and year ended December 31, 2005.

Besi's results for the fourth quarter 2005 and for the year ended December 31, 2005 include, since the date of acquisition, the results of its Datacon Technology GmbH subsidiary ("Datacon") which the Company acquired on January 4, 2005. In order to facilitate a meaningful comparison of its 2005 results, Besi has prepared comparative quarterly unaudited financial information for 2004 on a pro forma basis to incorporate Datacon's results of operations as if the transaction had occurred on January 1, 2004.

Net sales for the fourth quarter of 2005 were E 47.6 million, an increase of 10.4% as compared to net sales of E 43.1 million in the third quarter of 2005, but a decrease of 4.8% as compared to pro forma net sales of E 50.0 million in the fourth quarter of 2004. Net sales in the fourth quarter of 2005 increased by 54.0% as compared to actual reported net sales in the fourth quarter of 2004 of E 30.9 million.

Besi's net income for the fourth quarter of 2005 was E 2.6 million, or E 0.08 per share, compared to net income of E 1.3 million, or E 0.04 per share, in the third quarter of 2005 and a pro forma net loss for the fourth quarter of 2004 of E 5.1 million, or E 0.15 per share. Besi's actual reported net loss for the fourth quarter of 2004 amounted to E 5.7 million, or E 0.19 per share.

The 10.4% increase in net sales in the fourth quarter of 2005 as compared to the third quarter was due primarily to significantly higher shipments of plating and die bonding systems, partially offset by lower shipments of molding systems. Sales for array connect and leadframe assembly applications increased by 4.2% and 26.2%, respectively, in the fourth quarter of 2005 as compared to the third quarter of 2005.

Net sales for the year ended December 31, 2005 amounted to E 164.3 million, a decrease of 15.4% as compared to pro forma net sales of E 194.3 million in 2004, but an increase of 30.1% as compared to actual reported net sales in 2004. Besi's net loss in 2005 was E 5.2 million, or E 0.16 per share, as compared to a pro forma net loss of E 2.8 million, or E

0.08 per share, in 2004. Besi's actual reported net loss for 2004 amounted to E
5.4 million, or E 0.18 per share.

Net bookings for the fourth quarter of 2005 were E 49.0 million, an increase of 14.8% as compared to net bookings of E 42.7 million in the third quarter of 2005 and an increase of 50.8% compared to pro forma net bookings for the fourth quarter of 2004 of E 32.5 million. Actual net bookings were E 17.6 million in the fourth quarter of 2004. The increase in net bookings in the fourth quarter of 2005 as compared to the third quarter of 2005 was due to a 23.1% increase in orders for array connect applications, particularly die bonding, singulation and die sorting systems. Net bookings for leadframe applications declined by 6.7% in the fourth quarter of 2005 as compared to the third quarter of 2005 primarily as a result of lower bookings for molding systems. From a customer perspective, bookings growth in the fourth quarter of 2005 as compared to the third quarter of 2005 resulted from a 73% increase in orders by assembly subcontractors.

Net bookings for 2005 amounted to E 170.2 million, a decrease of 10.1% compared to pro forma net bookings in 2004 and an increase of 43.9% as compared to actual net bookings in 2004. However, Besi's net bookings in the second half of 2005 increased by E 13.3 million, or 17% as compared to the first half of 2005 reflecting positive developments in semiconductor industry conditions and increased customer orders for array connect assembly equipment.

Backlog at December 31, 2005 was E 56.8 million compared to E 55.4 million at September 30, 2005 and E 50.9 million at December 31, 2004 on a pro forma basis. Approximately 76% and 24%, respectively, of backlog at December 31, 2005 was for array connect and leadframe assembly applications as compared to 62% and 38%, respectively, of pro forma backlog at December 31, 2004. On an actual basis, Besi's backlog was E 31.8 million at December 31, 2004. The book-to-bill ratio was 1.03 in the fourth quarter of 2005 as compared to 0.99 for the third quarter of 2005 and 0.65 on a pro forma basis for the fourth quarter of 2004. On an actual basis, Besi's book-to-bill ratio was 0.57 in the fourth quarter of 2004.

Besi's gross margin for the fourth quarter of 2005 was 39.1% as compared to 37.3% for the third quarter of 2005 and 29.9% for the fourth quarter of 2004 on a pro forma basis. The Company's actual gross margin was 22.8% in the fourth quarter of 2004. The ongoing improvement in the Company's gross margin this year reflects both the effects of restructuring efforts which commenced in the fourth quarter of 2004 and continued during 2005 as well as cost benefits realized from the Company's transition of certain equipment manufacturing and tooling operations from the Netherlands to its Malaysian and Chinese operations. Besi's gross margin improvement in the fourth quarter of 2005, as compared to the third quarter of 2005, was due primarily to higher margins realized for array connect applications, particularly die bonding and singulation systems and, to a lesser extent, increased plating systems margins.

Besi's gross margin for the full year 2005 was 34.9%, including a 2.0% gross margin deduction related to E 3.3 million of fair value inventory adjustments in the opening balance sheet of Datacon, compared to 34.2% in 2004 on a pro forma basis. Actual gross margin for 2004 was 30.1%.

Besi's operating expenses increased to E 15.5 million, or 32.6% of net sales, in the fourth quarter of 2005, as compared to E 13.6 million, or 31.6% of net sales, in the third quarter of 2005 due primarily to restructuring and termination charges incurred at Datacon, as well as higher commission expense related to higher plating systems sales. Operating expenses in the fourth quarter of 2005 declined by E 6.8 million, or 30.5%, as compared to pro forma operating expenses of E 22.3 million in the fourth quarter of 2004 primarily as a result of significantly lower restructuring charges and, to a lesser extent, lower research and development spending as a number of development projects near completion. Actual operating expenses were E 15.9 million, or 51.6% of actual net sales, in the fourth quarter of 2004.

For the full year 2005, Besi's total operating expenses declined by E 7.6 million, or 10.8% as compared to 2004 on a pro forma basis primarily as a result of Besi's overhead reduction efforts as well as lower restructuring charges. Between December 2004 and December 2005, total headcount, including temporary personnel, declined by 145 people, or 11.3%.

Besi's operating income improved from E 2.5 million, or 5.8% of net sales, in the third quarter of 2005 to E 3.1 million, or 6.5% of net sales, in the fourth quarter of 2005, principally as a result of higher net sales and improved gross margins partially offset by higher operating expenses. The Company's pro forma operating loss in the fourth quarter of 2004 was E 7.3 million, or 14.6% of net sales, and the actual operating loss for the fourth quarter of 2004 was E 8.9 million, or 28.8% of actual net sales. Besi's operating loss for 2005 was E 5.2 million as compared to E 3.7 million in 2004 on a pro forma basis. Besi's actual reported operating loss for 2004 was E 9.7 million.

At December 31, 2005, cash and cash equivalents were E 73.0 million as compared to E 60.3 million at September 30, 2005. The E 12.7 million increase in cash and cash equivalents in the fourth quarter of 2005 resulted primarily from E 15.7 million of cash flow generated from operations, of which E 11.1 million represented a reduction in working capital requirements, principally a reduction of inventories and receivable days outstanding, and E 2.6 million reflected positive net income contribution during the quarter. Cash requirements during the fourth quarter of 2005 related primarily to capital expenditures of E 0.9 million and a net reduction in indebtedness of E 2.2 million.

COMMENTS

Richard W. Blickman, President and Chief Executive Officer of the Company, commented: "We are pleased to report that Besi's turnaround continued in the fourth quarter of 2005 as we recorded another quarter of sequential improvement in sales, bookings and net income. We have experienced an excellent second half year of 2005 as measured by a 17% increase in bookings and 23% increase in shipments as compared to the first half of 2005. In particular, we have benefited from a substantial increase in bookings for our array connect products, most notably die bonding equipment and singulation systems, which had increases of 37.6% and 91.7%, respectively, in the second half of 2005 as compared to the first half year. Our sales and bookings in the second half of 2005 were also positively influenced by improved industry conditions as capacity utilization rates increased at customer sites and capital spending was released for new product development.

We are encouraged that we generated E 3.9 million of net income in the second half of 2005 as compared to E 9.1 million of net losses incurred in the first half of the year as we restructured our business, integrated Datacon's operations and the semiconductor industry exhibited signs of recovery. Our profitability over the past two quarters was aided by continued improvement in our gross margins as we benefited both from cost reductions realized from the restructuring of our operations, the reduction of our higher cost European workforce by 20% during 2005 and the transfer of certain system and tooling operations to our Malaysian and Chinese operations. In addition, we experienced an increased percentage of array connect product sales in our overall product mix that carry higher gross margins than our leadframe assembly sales as customers expand their purchases of this advanced assembly process.

Similarly, our efforts to reduce overhead costs continue as we seek opportunities to make our operations more efficient. The restructuring of Datacon's German operations in the fourth quarter of 2005 is another example of potential production efficiencies that we anticipate realizing next year. We were also able to increase our cash by E 12.7 million in the fourth quarter as compared to the third quarter, exceeding our forecast, through better management of inventories and receivables."

OUTLOOK

Besi expects that, based on current backlog and customer shipment schedules, its net sales will decrease by approximately 5-10% in the first quarter of 2006 as compared to the fourth quarter of 2005 primarily as a result of (i) lower anticipated shipments of systems for leadframe assembly applications and (ii) the scheduled shipment of a significant portion of fourth quarter 2005 bookings in the second quarter of 2006. Besi anticipates that bookings levels in the first quarter of 2006 will be roughly equivalent to order levels experienced in the fourth quarter of 2005 based on the level of orders received so far this quarter and current customer quotation activity.

Besi also expects that its gross margins will decrease to a range of between 36-38% in the first quarter of 2006 due to the shipment of certain customer specific molding and die bonding orders with low gross margins in the quarter. Besi expects that operating expenses for the first quarter of 2006 will decrease by approximately 5-10% as compared to the fourth quarter of 2005 primarily due to the absence of restructuring and termination charges. Besi anticipates that its capital spending in the first quarter of 2006 will be approximately E 1.0 million.

OTHER

Besi reports its financial statements in US GAAP in accordance with applicable US regulations. However, EU regulations require Besi to also report its financial statements in accordance with IFRS, as adopted and endorsed by the EU. The Company's IFRS Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Cash Flow Statements and some additional information regarding the differences between IFRS and US GAAP (including a reconciliation of net income and equity from US GAAP to IFRS) are made available on the Company's website at www.besi.com.

BE Semiconductor Industries N.V. designs, develops, manufactures, markets and services die sorting, flip chip and multi-chip die bonding, packaging and plating equipment for the semiconductor industry's assembly operations. Its customers consist primarily of leading U.S., European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors which utilize its products for both array connect and conventional leadframe manufacturing processes.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements, which are found in various places throughout the press release, including statements relating to expectations of orders, net sales, product shipments, expenses, operating results and capital expenditures. The words "anticipate", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain these identifying words. While these forward looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in Besi's Annual Report on Form 20-F for the year ended December 31, 2004, as well as the risk that anticipated orders may not materialize or that orders received may be postponed or canceled, generally without charges; the volatility in the demand for semiconductors and our products and services; acts of terrorism and violence; overall global economic conditions; risks, such as changes in trade regulations, currency fluctuations, political instability and war, associated with substantial foreign customers, suppliers and foreign manufacturing operations; potential instability in foreign capital markets; the risk of failure to successfully manage our expanding and more diverse operations; and other key factors that could adversely affect our businesses and financial performance contained in our filings and reports, including those with the United States Securities and Exchange Commission. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

A conference call to discuss these results will be held today at 4:00 p.m. Continental European Time (3:00 p.m. London Time, 10:00 a.m. New York Time). Interested participants may call (31) 20 531 5856 for the teleconference.

CONTACTS:

Richard W. Blickman                            Cor te Hennepe
President & CEO                                Director of Finance
tel. (31) 416 384345                           tel. (31) 416 384345

                               (tables to follow)

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (Euro in thousands, except share and per share data)

---------------------------------------------------------------------------------------------
                                                         THREE MONTHS ENDED DECEMBER 31,
                                                                 (UNAUDITED)
                                                      ---------------------------------------
                                                        2004            2004          2005
                                                                    Pro Forma 1)
---------------------------------------------------------------------------------------------
Net sales                                               30,883         50,021         47,605
Cost of sales                                           23,844         35,074         29,004
                                                      ---------------------------------------
Gross profit                                             7,039         14,947         18,601

Selling, general and administrative expenses             6,534         10,845         10,446
Research and development expenses                        3,173          5,066          3,784
Restructuring charges                                    5,616          5,616            513
Amortization of intangible assets                          613            754            755
                                                      ---------------------------------------
Total operating expenses                                15,936         22,281         15,498

Operating income (loss)                                 (8,897)        (7,334)         3,103
Interest income (expense), net                             299           (377)          (655)
                                                      ---------------------------------------
Income (loss) before taxes and minority interest        (8,598)        (7,711)         2,448
Income tax expense (benefit)                            (2,856)        (2,607)          (187)
                                                      ---------------------------------------
Income (loss) before minority interest                  (5,742)        (5,104)         2,635

Minority interest                                           35             35            (14)
                                                      ---------------------------------------
Net income (loss)                                       (5,707)        (5,069)         2,621
=============================================================================================

Net income (loss) per share -- basic                     (0.19)         (0.15)          0.08
Net income (loss) per share - diluted 2)                 (0.19)         (0.15)          0.07(2)

Number of shares used in computing per
share amounts:
- basic                                             30,794,660     32,728,502     32,737,502
- diluted                                           30,794,660     32,728,502     41,765,287(2)
=============================================================================================

1) The pro forma information reflects the acquisition of Datacon as if such transaction had occurred on January 1, 2004.

2) The calculation of the diluted income per share assumes conversion of the Company's 5.5% convertible notes due 2012 as such conversion would have a dilutive effect (8,975,610 weighted average equivalent number of ordinary shares).

    The financial information has been prepared in accordance with US GAAP.

                               (tables to follow)

              (Euro in thousands, except share and per share data)

----------------------------------------------------------------------------------------------
                                                       TWELVE MONTHS ENDED DECEMBER 31,
                                                  --------------------------------------------
                                                        2004           2004            2005
                                                                   Pro Forma 1)
                                                                    Unaudited
----------------------------------------------------------------------------------------------
Net sales                                             126,341         194,323        164,262
Cost of sales                                          88,352         127,901        103,596
Cost of sales adjustment Datacon acquisition 2)             -               -          3,301
                                                  --------------------------------------------
Gross profit                                           37,989          66,422         57,365

Selling, general and administrative expenses           27,145          43,306         38,697
Research and development expenses                      12,500          18,197         17,918
Restructuring charges                                   5,616           5,616          2,231
Amortization of intangible assets 2)                    2,465           3,029          3,728
                                                  --------------------------------------------
Total operating expenses                               47,726          70,148         62,574

Operating loss                                         (9,737)         (3,726)        (5,209)
Interest income (expense), net                          1,811            (528)        (2,711)
                                                  --------------------------------------------
Loss before taxes and minority interest                (7,926)         (4,254)        (7,920)
Income tax expense (benefit)                           (2,435)         (1,438)        (2,779)
                                                  --------------------------------------------
Loss before minority interest                          (5,491)         (2,816)        (5,141)

Minority interest                                          64              64            (40)
                                                  --------------------------------------------
Net loss                                               (5,427)         (2,752)        (5,181)
==============================================================================================

Loss per share -- basic and diluted 3)                  (0.18)          (0.08)         (0.16)

Number of shares -- basic                          30,794,660      32,709,309     32,710,934
Number of shares -- diluted 3)                     30,794,660      32,709,309     32,710,934
==============================================================================================


1) The pro forma information reflects the acquisition of Datacon as if such transaction had occurred on January 1, 2004.

2) The effects of the purchase accounting adjustments relating to the acquisition of Datacon resulted in (a) increased cost of sales by E 3.3 million in 2005 relating to E 3.3 million fair value inventory adjustments in the opening balance sheet and (b) amortization of intangibles of E 1.3 million in 2005.

3) The calculation of the diluted loss per share does not assume conversion of the Company's convertible notes due 2012, as such conversion would have an anti-dilutive effect.

    The financial information has been prepared in accordance with US GAAP.

                               (tables to follow)

                           CONSOLIDATED BALANCE SHEETS
                               (Euro in thousands)

---------------------------------------------------------------------------------------------
                                                      December 31, 2004    DECEMBER 31, 2005
---------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                       106,573               72,950
Accounts receivable                                              20,172               31,456
Inventories                                                      34,118               53,779
Other current assets                                             14,773               12,737
                                                      ---------------------------------------
TOTAL CURRENT ASSETS                                            175,636              170,922

Property, plant and equipment                                    28,543               40,398
Goodwill                                                         12,070               68,864
Other intangible assets                                          10,895               14,619
Other non-current assets                                            198                6,233
                                                      ---------------------------------------
TOTAL ASSETS                                                    227,342              301,036
=============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Notes payable to banks                                                -                5,693
Current portion of long-term debt and capital leases                753               15,457
Accounts payable                                                 14,331               14,916
Accrued liabilities                                              18,791               17,663
                                                      ---------------------------------------
TOTAL CURRENT LIABILITIES                                        33,875               53,729

Convertible notes                                                     -               46,000
Other long-term debt and capital leases                          13,361               15,636
Deferred tax liabilities                                          2,156                  821
Other non-current liabilities                                       842                3,261
                                                      ---------------------------------------
TOTAL NON-CURRENT LIABILITIES                                    16,359               65,718

MINORITY INTEREST                                                   115                  178

TOTAL SHAREHOLDERS' EQUITY                                      176,993              181,411
                                                      ---------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      227,342              301,036
=============================================================================================


    The financial information has been prepared in accordance with US GAAP.

                               (tables to follow)

                        CONSOLIDATED CASH FLOW STATEMENTS
                               (Euro in thousands)

---------------------------------------------------------------------------------------------------
                                                                THREE MONTHS          TWELVE MONTHS
                                                          ENDED DECEMBER 31,     ENDED DECEMBER 31,
                                                                 (UNAUDITED)
                                                       --------------------------------------------
                                                            2004        2005       2004       2005
                                                            Euro        EURO       Euro       EURO
                                                       --------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                        (5,707)      2,621     (5,427)    (5,181)

Depreciation and amortization                             1,775       2,207      6,909      9,460
Deferred income taxes (benefits)                           (448)       (497)      (810)    (2,849)
Other non-cash items                                         93         241        (98)       144

Changes in working capital                                9,857      11,087     (4,615)    (2,136)
                                                       --------------------------------------------
Net cash provided by (used in) operating activities       5,570      15,659     (4,041)      (562)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                       (787)       (946)    (3,427)    (6,418)
Acquisition of subsidiaries, net of cash acquired             -         (59)         -    (62,002)
Proceeds from sale of equipment                              72          70        139        730
                                                       --------------------------------------------
Net cash used in investing activities                      (715)       (935)    (3,288)   (67,690)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of bank lines of credit                               -        (997)         -    (13,722)
Proceeds from (payments of) debt and capital leases        (309)     (1,092)     5,417      3,967
Net proceeds from issuance of convertible notes               -         (71)         -     43,624
Proceeds from exercised stock options                         -           4          -         27
                                                       --------------------------------------------

Net cash provided by (used in) financing activities        (309)     (2,156)     5,417     33,896

Net increase (decrease) in cash and cash equivalents      4,546      12,568     (1,912)   (34,356)
Effect of changes in exchange rates on cash and cash
     equivalents                                           (399)        111       (412)       733
Cash and cash equivalents at beginning of the period    102,426      60,271    108,897    106,573
                                                       --------------------------------------------
Cash and cash equivalents at end of the period          106,573      72,950    106,573     72,950
===================================================================================================


     The financial information has been prepared in accordance with US GAAP.

                                (table to follow)

                            SUPPLEMENTAL INFORMATION
               (Unaudited, Euro millions unless stated otherwise)

-----------------------------------------------------------------------------------------------------------------------------
PER PRODUCT LINE:                            Q1-2005          Q2-2005          Q3-2005         Q4-2005           YTD 2005
--------------------

NET SALES:
Array connect                             22.1     60%      26.2    71%     30.9    72%       32.2   68%       111.4    68%
Leadframe                                 14.5     40%      10.8    29%     12.2    28%       15.4   32%        52.9    32%
                                       --------------------------------------------------------------------------------------

Total                                     36.6    100%      37.0   100%     43.1   100%       47.6  100%       164.3   100%

GROSS MARGIN 1):
Array connect                                    35.4%            38.4%           39.3%            41.9%              39.1%
Leadframe                                        31.7%            30.2%           34.5%            33.2%              32.5%
                                       --------------------------------------------------------------------------------------

Total                                            33.9%            36.1%           37.9%            39.1%              36.9%

NET BOOKINGS:
Array connect                             27.7     69%      26.7    70%     30.8    72%       37.9   77%       123.1    72%
Leadframe                                 12.6     31%      11.4    30%     11.9    28%       11.1   23%        47.1    28%
                                       --------------------------------------------------------------------------------------

Total                                     40.3    100%      38.1   100%     42.7   100%       49.0  100%       170.2   100%

BACKLOG:               DEC. 31 2004 2)   MARCH 31, 2005    JUNE 30, 2005   SEPT 30, 2005     DEC 31, 2005

Array connect           31.6    62%       37.1     68%      37.7    68%     37.7    68%       43.3   76%
Leadframe               19.3    38%       17.4     32%      18.0    32%     17.7    32%       13.5   24%
                      -----------------------------------------------------------------------------------

Total                   50.9   100%       54.5    100%      55.7   100%     55.4   100%       56.8  100%

-----------------------------------------------------------------------------------------------------------------------------
PER GEOGRAPHIC AREA:                         Q1-2005          Q2-2005          Q3-2005         Q4-2005           YTD 2005

NET SALES:
Asia Pacific                              19.9     55%      19.7    53%     26.5    62%       24.5   51%        90.6    55%
Europe and ROW                            12.9     35%      11.3    31%     12.2    28%       15.7   33%        52.1    32%
USA                                        3.8     10%       6.0    16%      4.4    10%        7.4   16%        21.6    13%
                                       --------------------------------------------------------------------------------------

Total                                     36.6    100%      37.0   100%     43.1    100%      47.6  100%       164.3   100%

NET BOOKINGS:
Asia Pacific                              22.8     57%      24.5    64%     26.7    63%       28.7   59%       102.7    60%
Europe and ROW                            14.7     36%       9.0    24%     10.0    23%       14.2   29%        48.0    28%
USA                                        2.8      7%       4.6    12%      6.0    14%        6.1   12%        19.5    12%
                                       --------------------------------------------------------------------------------------

Total                                     40.3    100%      38.1   100%     42.7   100%       49.0  100%       170.2   100%

HEADCOUNT 4):         DEC. 31, 2004 3)   MARCH 31, 2005    JUNE 30, 2005   SEPT 30, 2005     DEC 31, 2005

Europe                   904    71%        850     69%       820    67%      754    65%        723   64%
Asia Pacific             285    22%        291     24%       320    26%      329    28%        331   29%
USA                       92     7%         88      7%        90     7%       83     7%         82    7%
                      -----------------------------------------------------------------------------------

Total                  1,281   100%      1,229    100%     1,230   100%    1,166   100%      1,136  100%

-----------------------------------------------------------------------------------------------------------------------------

PER CUSTOMER TYPE:                           Q1-2005          Q2-2005          Q3-2005         Q4-2005           YTD 2005

NET BOOKINGS:
IDM                                       24.2     60%      19.7    52%     27.5    64%       22.7   46%        94.1    55%
Subcontractors                            16.1     40%      18.4    48%     15.2    36%       26.3   54%        76.1    45%
                                       --------------------------------------------------------------------------------------

Total                                     40.3    100%      38.1   100%     42.7   100%       49.0  100%       170.2   100%
-----------------------------------------------------------------------------------------------------------------------------


1) Excludes in each of the quarters of 2005, the cost of sales adjustment related to the Datacon acquisition.
2)   Includes backlog of E 19.1 million related to the acquisition of Datacon.
3)   Includes headcount of 432 people related to the acquisition of Datacon.
4)   Includes temporary personnel.